

May 15, 2013

<u>Via E-mail</u>
Richard J. Kramer
Chairman of the Board, Chief Executive Officer, and President
The Goodyear Tire & Rubber Company
1144 East Market Street
Akron, Ohio 44316-0001

> **Re: The Goodyear Tire & Rubber Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 12, 2013**
> **File No. 1-01927**

Dear Mr. Kramer:

    We refer you to our comment letter dated April 16, 2013, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                        Sincerely,

                                        /s/ Cecilia Blye

                                        Cecilia Blye, Chief
                                        Office of Global Security Risk

cc: Pamela Long
       Assistant Director
       Division of Corporation Finance